mPhase Technologies, Inc.
587 Connecticut Avenue
Norwalk, Ct. 06850
203-831-2242

Mr. Martin James
Senior Assistant Chief Accountant
Mr. Jay Webb
Reviewing Accountant
Securities and Exchange Commission
100 F. Street N.W.
Washington, D.C. 20549	May 11, 2010

Re: mPhase Technologies, Inc.
Form 8K event dated April 16, 2010
Filed April 19, 2010
File No. 000-30202

This is in response to your letter dated April 20, 2010, which I received by fax April 27, regarding the above-reference matter. Set forth below are our responses to each of the 3 items contained in your letter.

1.) Noted. As provided informally in draft form yesterday the Form 8k/a now indicates the current file number of the Company.

2 .a.) Noted. As provided informally in draft form yesterday the Form 8k/a has been revised to expand upon the nature of the error and the corrected accounting treatment for initial classification and periodic measurement thereafter.

2. b.) This is to advise you supplementary that the liability reached an immaterial balance by September 30, 2008, a conclusion the company reached in consensus with the staff while performing the materiality review process with the staff subsequent to the staff informing the company it believed an error; if material; should be corrected for the accounting of the free standing warrants issued in the fourth quarter of fiscal year ended June 30, 2008. As you are aware the Company considered many factors on a contract by contract basis, and after lengthy communications with staff, concluded that however narrowly applied, the applicable guidance as the Company now understands the staff interprets the appropriate way to assess the need to reclassify certain equity instruments out of equity and into other contingent liabilities for free standing warrants to issue shares at a fixed price when such warrants were issued subsequent to the Company entering into Convertible Debenture agreements which have features that may result in the obligation to issue shares in excess of authorized shares available, in the Company’s case, are based upon a sequencing method of earliest contract inception date first.

The contingent liability was recorded at the fair market value at the issuance date of the free standing warrants and recalculated at June 30, 2008 and again September 30, 2008, on the quarterly measurement date. The estimated value of this liability reached an immaterial balance by September 30, 2008, using the most conservative valuation method, and the contracts it conflicted with had recorded material conversions before the issuance of the initial form 10Q for that period, and as such the contingent liability was reversed.

The period of contingent conflict with the Golden Gate agreement was over by 1-21-09; as the Golden Gate was fully converted by 1-21-09; prior to the issuance of form 10q for December, 2008 and the period of contingent conflict with the St. George agreement, an agreement which had permitted the issuance by contract provisions, had ended when this Convertible Debenture agreement was fully converted by 5-09-2009; prior to the issuance of the March, 2009 form 10q.

This contingency was only subject to potential reclassification and recalculation for the "Platinum Warrant" for 11,111,102 shares of common stock subsequent to September 30, 2008 for December 2008 and March 2009. Such liabilities were estimated to have immaterial balances for both periods, a conclusion the company reached in consensus with the staff, when using the most conservative valuation method and no such evaluation is required at June 30, 2009, as sequenced. The final sequencing the company applied was the earliest contract inception date, and as these were the only two contracts which preceded these warrants, no further contingent liability exists.

3.) Noted. As provided informally in draft form yesterday the Form 8k/a has been revised to refer to the current FASB Standards Codification with respect to the Company’s references to US GAAP, and the Company has and intends on referencing US GAAP to the current FASB Standards Codification as applicable on an ongoing basis.

This is to advise you supplementary that the Company implemented referencing US GAAP to the current FASB Standards Codification in the initial period it was required to do so, commencing with its Quarterly Report for the period ended September 30, 2009. As such its amendments to Form 10k for the fiscal year ended June 30, 2009 refer to the US GAAP references then applicable except for the additional disclosure relating to the instant restatement.

The Company acknowledges that:

a. The Company is responsible for the adequacy and accuracy of the disclosures in the filing.

b. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

c. The Company man not assert staff comments as a defense in any proceeding. initiated by the Commission or any person under the federal securities laws of the United States.

Should you have questions or comments concerning the enclosed contact myself or Edward Suozzo at 917-324-0354.

Very truly yours,

Martin Smiley
EVP, CFO and General Counsel